SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated August 15, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: August 15, 2014

JAGUAR LAND ROVER
JAGUAR LAND ROVER AUTOMOTIVE PLC
INTERIM
REPORT
THREE MONTHS ENDED
30 JUNE 2014

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, unrealised commodity gains/(losses) and share of gains/(losses) from joint ventures.

PBT – profit before tax.

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

FY15 – Year ending 31 March 2015

FY14 – Year ended 31 March 2014

Q4 – 3 months ended 31 March

Q1 – 3 months ended 30 June

Management’s discussion and analysis of financial condition and results of operations

Q1 FY15 was a strong quarter for Jaguar Land Rover:

•	Retail volumes 115,596, up 22% from Q1 FY14 with Jaguar up 12% and Land Rover up 24%

•	Revenue £5.4 billion, up £1.3 billion

•	EBITDA £1,087 million, up £440 million with EBITDA margin of 20.3%, up 4.5ppt

•	PBT £924 million, up £509 million

•	Free cash flow of £5 million after total investment of £682 million, before financing costs

•	Cash and financial deposits £3.3 billion and undrawn long-term committed bank lines £1.3 billion

The increase in sales reflects the continued success of the XF and F-Type for Jaguar and the Range Rover, Range Rover Sport, Range Rover Evoque and Freelander for Land Rover.

The strong sales growth has been across almost all markets, most notably China which is our largest market.

The strong quarter was supported by continuing generally favourable macroeconomic conditions with solid growth in the US and UK, continuing growth in China and gradual recovery in Europe. Economic conditions are more uncertain in Russia following sanctions relating to the Ukraine situation and certain other emerging markets.

The foreign exchange environment in Q1 FY15 was less favourable than a year ago, reflecting the strengthening of the British Pound against the US Dollar, the Chinese Renminbi, the Russian Rouble and other emerging market currencies. Prices for base and precious metals have appreciated somewhat but remain at historically attractive levels.

The continued success of the Range Rover, Range Rover Sport and F-Type, coupled with a favourable market mix, increased the EBITDA margin for the quarter to 20.3%, up 4.5 ppt compared to the same quarter in the prior year.

The Company continues to invest significantly in capital expenditure and R&D, spending £682 million in Q1 FY15, up £124 million compared to Q1 FY14. The Company has indicated capital spending, including R&D, will be in the region of £3.5 - 3.7 billion in FY15.

Free cash flow was £5 million in the quarter, compared to an outflow of £341 million in Q1 FY14. Higher EBITDA, more than offset increased spending on investments in fixed and intangible assets and seasonal working capital movements.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 115,596 units for the quarter, an increase of 22% compared to Q1 FY14. Retail volumes for Jaguar were 19,556 and 96,040 for Land Rover, up 12% and 24% respectively compared to the equivalent quarter in the prior year.

The increase in Jaguar volumes was driven by the Jaguar F-Type as well as the Jaguar XF.

The increase in Land Rover volumes primarily reflects higher sales of the Range Rover, Range Rover Sport, Range Rover Evoque and Freelander.

Wholesale volumes for Q1 FY15 were 115,156 units, an increase of 27% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 19,584 units for Jaguar and 95,572 units for Land Rover.

Revenue and profits

The Company generated revenue of £5,353 million in Q1 FY15, an increase of 31% over the £4,097 million in Q1 FY14.

The EBITDA margin has improved by 4.5 ppt compared to Q1 FY14, at 20.3%. This is primarily driven by favourable product and market mix related to Range Rover, Range Rover Sport, Jaguar F-TYPE and continued success in China and emerging markets.

PBT for the quarter was £924 million, up £509 million from £415 million in Q1 FY14. The increase reflects the increase in EBITDA, favourable revaluation of foreign currency debt and hedges and lower net interest expense, partially offset by higher depreciation and amortisation reflecting the new vehicles launched since Q1 FY14. The lower net interest expense primarily relates to the non-recurrence of the revaluation of an embedded derivative in Q1 2014 and the refinancing of c. £750 million of bonds issued in 2011 with lower cost debt in Q4 FY14.

Profit after tax for the quarter was £693 million with a 25% effective tax rate, compared to £304 million with a 27% effective tax rate for Q1 FY14. The lower effective tax rate in the current period reflects the reduction in UK corporate tax rate.

EBITDA reconciliation

Three months ended 30 June (£ millions)	2014	2013
EBITDA margin	20.3%	15.8%
EBITDA	1,087	647
Adjustments:
Depreciation / amortisation	(234)	(202)
Foreign exchange gains - financing	27	5
Foreign exchange gains - unrealised derivatives	24	12
Unrealised commodity gains / (losses)	19	(19)
Finance income	11	9
Finance expense	(4)	(33)
Share of loss on joint ventures	(6)	(4)

Profit before tax	924	415

Taxation	(231)	(111)

Profit after tax	693	304

Performance in key geographical markets on retail basis

Three months ended 30 June (£ millions)	2014	2013	Change (%)
China	32,912	20,427	61.1%
Europe (excluding UK)	22,622	19,950	13.4%
UK	18,884	16,392	15.2%
North America	18,536	16,195	14.5%
Asia Pacific (excluding China)	6,442	5,416	18.9%
All other markets	16,200	16,339	-0.9%

Total JLR	115,596	94,719	22.0%

Global economic performance remained solid overall with continuing recovery in developed markets and growth in China with economic performance more variable in some emerging markets.

In the United Kingdom, the recovery continued to build momentum. Consumer and business confidence increased further, labour market conditions improved, and credit conditions remained supportive. Strong retail sales growth carried over into new passenger car sales, up by 7.3% during the quarter compared to the previous year. Premium vehicle retailers outperformed the market with sales up 14.0% YoY and JLR sales up 15.2%.

The United States experienced a strong rebound after the weather-related disruption in Q1. Rising consumer confidence and record levels of employment helped push annualised new car sales to approximately 17 million in June, their highest level since 2006. JLR sales increased by 14.5% YoY in North America compared to 6.8% for the total market.

The recovery in Europe remains slower, but vehicle sales have started to recover reflecting pent up replacement of aged vehicles. Although sales in Germany dipped 0.3% YoY, new car sales in Spain increased by 30.1% YoY and moderate growth has materialised in France and Italy. Conditions in the premium segment remain competitive, but JLR managed to grow sales in Europe by 13.4% YoY.

In China, growth has continued, supported by stimulus measures in line with the government’s 7.5% target. New vehicle sales increased by 12.3% compared to last year and JLR sales outpaced this growing by 61.1%.

Elsewhere in Asia, the increase in the Japanese consumption tax during April depressed spending, detrimentally impacting the new car market 1.9% YoY. The premium vehicle market saw a sharper decline, with JLR sales down 8.6% on the year before. In our other Asia Pacific markets, sales growth in Korea at 42.0% was second only to China globally, and a strong expansion of 16.6% in Australia belied a falling market.

Economic conditions in some of the other emerging markets were more difficult. In Brazil, a softening economic backdrop contributed to a fourth consecutive quarter of falling vehicle sales. Down 14.5% YoY, JLR performance was in line with the wider market. In South Africa new car sales fell for a second quarter running, while the effect of escalating international sanctions helped tip Russia’s economy into recession. Against the backdrop of five quarters of falling sales, JLR sales in Russia increased by 8.1%.

Business risks and mitigating factors

As discussed on pages 83-89, and elsewhere, of the Annual Report 2013-14 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q1 FY15, Jaguar Land Rover employed 29,546 people worldwide including agency personnel (Q1 FY14: 26,826). Approximately 1,300 of the people employed are in overseas markets.

Cash flow

Net cash provided by operating activities was £1,098 million in the quarter compared to £628 million during Q1 FY14 reflecting higher profits.

Investment in tangible assets (property, plant and equipment), expenditure on intangible assets (product development programs) and investment in joint ventures totalled £629 million in the quarter, compared to £508 million in Q1 FY14. The Company’s capital expenditure on tangible assets relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Reported net cash used in investing activities of £840 million in the quarter (Q1 FY14: £492 million) includes a £225 million increase in bank deposits with a maturity of over 3 months (Q1 FY14: £35 million) which are classified as investments.

Cash used in financing activities was £172 million in the quarter, primarily reflecting a £150 million dividend paid to the parent company. In Q1 FY14, cash used in financing activities was £291 million, reflecting a £150 million dividend, repayment of short-term borrowings and higher interest expense.

Liquidity and capital resources

As at 30 June 2014, the Company had £1,868 million of cash and cash equivalents and a further £1,433 million of bank deposits with a greater than 3 month maturity. The total amount of cash and cash equivalents includes an amount of £469 million in subsidiaries of Jaguar Land Rover outside the United Kingdom.

The cash in some of these jurisdictions is subject to restriction on remitting cash to the UK through inter-company cash pooling loans or interim dividends although annual dividends are generally permitted.

In addition, the Company had a £1,325 million undrawn committed credit facility, up from £1,290 million compared to Q4 FY14, with £994 million maturing in July 2018 and the balance maturing in July 2016. The Company also had £38 million of undrawn shorter-term committed credit facilities.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 June 2014.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed
£500m 8.25% Senior Notes due 2020*	500	500	—	Mar-2016
£400m 5% Senior Notes due 2022**	400	400	—	n/a
$410m 8.125% Senior Notes due 2021*	241	241	—	May-2016
$500m 5.625% Senior Notes due 2023*	293	293	—	Feb-2018
$700m 4.125% Senior Notes due 2018**	411	411	—	n/a
Revolving 3 and 5 year credit facilities	1,325	—	1,325
Receivable factoring facilities	206	168	38

Subtotal	3,376	2,013	1,363

Prepaid cost	—	(24)	—

Total	3,376	1,989	1,363

*	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

For the three months ended 30 June 2014 (unaudited)

		2014	2013
Three months ended 30 June (£ millions)	Note	(unaudited)	(unaudited)
Revenue		5,353	4,097
Material and other cost of sales		(3,299)	(2,490)
Employee cost		(429)	(361)
Other expenses		(927)	(807)
Net impact of commodity derivatives		15	(19)
Development costs capitalised	2	273	242
Other income		24	13
Depreciation and amortisation		(234)	(202)
Foreign exchange gain / (loss)		147	(30)
Finance income	3	11	9
Finance expense (net)	3	(4)	(33)
Share of loss from joint ventures		(6)	(4)

Profit before tax		924	415

Income tax expense	8	(231)	(111)

Profit for the period		693	304

Condensed Consolidated Statement of Comprehensive Income

For the three months ended 30 June 2014 (unaudited)

	2014	2013
Three months ended 30 June (£ millions)	(unaudited)	(unaudited)
Profit for the period	693	304
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(114)	(118)
Income tax related to items that will not be reclassified	23	27

	(91)	(91)

Items that may be reclassified subsequently to profit or loss:
Gain on effective cash flow hedges	63	160
Cash flow hedges reclassified to foreign exchange gain in profit or loss	(89)	(46)
Currency translation differences	(11)	—
Income tax related to items that may be reclassified	5	(26)

	(32)	88

Other comprehensive expense net of tax	(123)	(3)

Total comprehensive income attributable to shareholders	570	301

Condensed Consolidated Balance Sheet

		30 June 2014	31 March 2014
As at (£ millions)	Note	(unaudited)	(audited)
Non-current assets
Equity accounted investees		201	145
Other financial assets		534	473
Property, plant and equipment	9	3,323	3,184
Intangible assets	9	4,396	4,240
Pension asset		1	—
Other assets		45	33
Deferred income taxes		350	284

Total non-current assets		8,850	8,359

Current assets
Cash and cash equivalents		1,868	2,260
Short term deposits		1,433	1,199
Trade receivables		808	831
Other financial assets	5	443	392
Inventories	6	2,127	2,174
Other current assets	7	390	355
Current tax assets		18	19

Total current assets		7,087	7,230

Total assets		15,937	15,589

Current liabilities
Accounts payable		4,330	4,787
Short term borrowings	13	168	167
Other financial liabilities	10	360	277
Provisions	11	422	395
Other current liabilities	12	328	395
Current tax liabilities		105	113

Total current liabilities		5,713	6,134

Non-current liabilities
Long term debt	13	1,821	1,843
Other financial liabilities	10	90	69
Provisions	11	598	582
Retirement benefit obligation	16	828	674
Other non-current liabilities		84	77
Deferred tax liabilities		519	346

Total non-current liabilities		3,940	3,591

Total liabilities		9,653	9,725

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	14	4,616	4,196

Equity attributable to shareholders		6,284	5,864

Total liabilities and equity		15,937	15,589

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
Balance at 31 March 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	693	693
Other comprehensive expense for the period	—	—	(123)	(123)

Total comprehensive income	—	—	570	570

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2014 (unaudited)	1,501	167	4,616	6,284

(£ millions)	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
Balance at 31 March 2013 (audited)	1,501	167	1,871	3,539
Profit for the period	—	—	304	304
Other comprehensive expense for the period	—	—	(3)	(3)

Total comprehensive income	—	—	301	301

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2013 (unaudited)	1,501	167	2,022	3,690

Condensed Consolidated Cash Flow Statement

For the three months ended 30 June 2014 (unaudited)

Three months ended 30 June (£ millions)	2014 (unaudited)	2013 (unaudited)
Cash flows from operating activities
Profit for the period	693	304
Adjustments for:
Depreciation and amortisation	234	202
Loss on sale of assets	1	—
Foreign exchange gain on loans	(27)	(5)
Income tax expense	231	111
Gain on embedded derivative	—	12
Finance expense (net)	4	21
Finance income	(11)	(9)
Foreign exchange gain on derivatives	(24)	(12)
Foreign exchange gain on short term deposits	(9)	—
Share of loss from joint ventures	6	4

Cash flows from operating activities before changes in assets and liabilities	1,098	628

Trade receivables	23	164
Other financial assets	(12)	55
Other current assets	(34)	151
Inventories	46	(319)
Accounts payable	(414)	(150)
Other current liabilities	(67)	(201)
Other financial liabilities	(11)	(39)
Other non-current liabilities and retirement benefit obligations	46	31
Provisions	46	(7)

Cash generated from operations	721	313

Income tax paid	(101)	(197)

Net cash from operating activities	620	116

Cash flows used in investing activities
Investment in joint ventures	(72)	—
Movements in other restricted deposits	2	41
Investment in short term deposits	(225)	(35)
Purchases of property, plant and equipment	(288)	(249)
Cash paid for intangible assets	(269)	(259)
Finance income received	12	10

Net cash used in investing activities	(840)	(492)

Cash flows from financing activities
Finance expenses and fees paid	(26)	(46)
Proceeds from issuance of short term debt	9	1
Repayment of short term debt	(4)	(95)
Payments of lease obligations	(1)	(1)
Dividends paid	(150)	(150)

Net cash used in financing activities	(172)	(291)

Net change in cash and cash equivalents	(392)	(667)
Cash and cash equivalents at beginning of period	2,260	2,072

Cash and cash equivalents at end of period	1,868	1,405

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three months ended 30 June 2014 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instrument valuations are classified as level 2 fair value measurements, as defined by IFRS 7, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in the annual consolidated financial statements for the year ended 31 March 2014.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2014, which were prepared in accordance with IFRS as adopted by the EU. There were no differences between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2014.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2014, as described in those financial statements.

2	Research and development

Three months ended 30 June (£ millions)	2014 (unaudited)	2013 (unaudited)
Total R&D costs	326	292
R&D expensed	(53)	(50)

Development costs capitalised	273	242

Interest capitalised	30	25
R&D tax credit	(13)	—

Total internally developed intangible additions	290	267

3	Finance income and expense

Recognised in net income

Three months ended 30 June (£ millions)	2014 (unaudited)	2013 (unaudited)
Finance income	11	9

Total finance income	11	9

Total interest expense on financial liabilities measured at amortised cost	(38)	(46)
Unwind of discount on provisions	4	—
Interest capitalised	30	25

Finance expense	(4)	(21)

Embedded derivative value movement	—	(12)

Total finance expense (net)	(4)	(33)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 6.1% (three months to 30 June 2013: 7.4%).

Notes (continued)

4	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
At beginning of period	8	10
Allowance made during the period	1	(1)
Written off	—	(1)

At end of period	9	8

5	Other financial assets - current

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Advances and other receivables recoverable in cash	24	22
Derivative financial instruments	407	361
Restricted cash	—	—
Other	12	9

Total current other financial assets	443	392

6	Inventories

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Raw materials and consumables	81	75
Work in progress	249	211
Finished goods	1,797	1,888

Total inventories	2,127	2,174

7	Other current assets

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Recoverable VAT	271	237
Prepaid expenses	71	70
Other	48	48

Total current other assets	390	355

8	Taxation

Recognised in the income statement

The income tax for the 3 month periods ended 30 June 2014 and 30 June 2013 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

9	Capital expenditure

Capital expenditure in the period was £243 million (3 month period to 30 June 2013: £261 million) on fixed assets and £298 million (3 month period to 30 June 2013: £284 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

Notes (continued)

10	Other financial liabilities

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Current
Finance lease obligations	5	5
Interest accrued	34	24
Derivative financial instruments	135	65
Liability for vehicles sold under a repurchase arrangement	186	183

	360	277

Non-current
Finance lease obligations	12	13
Derivative financial instruments	77	55
Other payables	1	1

	90	69

11	Provisions

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Current
Product warranty	369	343
Legal and product liability	50	49
Provisions for residual risk	2	2
Other employee benefits obligations	1	1

Total current provisions	422	395

Non-current
Other employee benefits obligations	12	10
Product warranty	556	538
Provision for residual risk	9	13
Provision for environmental liability	21	21

Total non-current provisions	598	582

(£ millions)	Three months ended 30 June 2014 (unaudited)	Year ended 31 March 2014 (audited)
Product warranty
Opening balance	881	743
Provision made during the period	131	541
Provision used during the period	(79)	(397)
Impact of discounting	(4)	(6)
Foreign currency translation	(4)	—

Closing balance	925	881

Legal and product liability
Opening balance	49	16
Provision made during the period	2	41
Provision used during the period	(1)	(5)
Foreign currency translation	—	(3)

Closing balance	50	49

Notes (continued)

11	Provisions (continued)

(£ millions)	Three months ended 30 June 2014 (unaudited)	Year ended 31 March 2014 (audited)
Residual risk
Opening balance	15	15
Provision made during the period	(4)	2
Provision used during the period	—	—
Foreign currency translation	—	(2)

Closing balance	11	15

Environmental liability
Opening balance	21	22
Provision made during the period	—	—
Provision used during the period	—	(1)

Closing balance	21	21

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. In the main the provision relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

12	Other current liabilities

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
Liabilities for advances received	207	253
Deferred revenue	21	19
VAT	67	85
Others	33	38

Total current other liabilities	328	395

Notes (continued)

13	Interest bearing loans and borrowings

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (audited)
EURO MTF listed debt	1,821	1,843
Loans from banks	168	167
Finance lease liabilities	17	18

Total borrowings	2,006	2,028

Less:
Current bank loan	(168)	(167)

Total short term borrowings	(168)	(167)

Current portion of finance lease obligations	(5)	(5)

Long term debt	1,833	1,856

Held as long term debt	1,821	1,843
Held as long term finance lease obligations	12	13

14	Other reserves

The movement of reserves and accumulated deficit is as follows:

(£ millions)	Translation reserve	Hedging reserve	Profit & loss reserve	Total reserves
Balance at 1 April 2014	(383)	539	4,040	4,196
Profit for the period	—	—	693	693
Remeasurement of defined benefit obligation	—	—	(114)	(114)
Gain on effective cash flow hedges	—	63	—	63
Currency translation differences	(11)	—	—	(11)
Income tax related to items recognised in other comprehensive income	—	(14)	23	9
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(89)	—	(89)
Income tax related to items reclassified to profit or loss	—	19	—	19
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2014	(394)	518	4,492	4,616

(£ millions)	Translation reserve	Hedging reserve	Profit & loss reserve	Total reserves
Balance at 1 April 2013	(383)	(196)	2,450	1,871
Profit for the year	—	—	1,879	1,879
Remeasurement of defined benefit obligation	—	—	(135)	(135)
Gain on effective cash flow hedges	—	1,041	—	1,041
Income tax related to items recognised in other comprehensive income	—	(220)	(4)	(224)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(112)	—	(112)
Income tax related to items reclassified to profit or loss	—	26	—	26
Dividend paid	—	—	(150)	(150)

Balance at 31 March 2014	(383)	539	4,040	4,196

Notes (continued)

15	Dividends

During the period an ordinary share dividend of £150 million was proposed and paid (three months to 30 June 2013: £150 million).

16	Employee benefits

Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (previously Land Rover), have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, UK and overseas subsidiaries which operate defined benefit pension plans.

(£ millions)	Three months ended 30 June 2014 (unaudited)	Year ended 31 March 2014 (audited)
Change in defined benefit obligation
Defined benefit obligation, beginning of the period	6,053	6,021
Service cost	42	176
Interest cost	69	262
Actuarial losses / (gains) arising from:
- Changes in demographic assumptions	—	(39)
- Changes in financial assumptions	164	(243)
- Experience adjustments	—	8
Prior service costs	—	6
Foreign currency translation	(1)	(2)
Member contributions	—	1
Benefits paid	(38)	(137)

Defined benefit obligation, at end of period	6,289	6,053

Change in plan assets
Fair value of plan assets at beginning of the period	5,383	5,365
Interest income	61	237
Remeasurement gain / (loss) on the return of plan assets, excluding amounts included in interest income	50	(407)
Administrative expenses	(2)	(8)
Foreign currency translation	(1)	(2)
Employer’s contributions	12	333
Members contributions	—	1
Benefits paid	(38)	(137)

Fair value of plan assets at end of period	5,465	5,382

Amount recognised in the balance sheet consist of
Present value of defined benefit obligations	(6,289)	(6,053)
Fair value of plan assets	5,465	5,382
Restriction on asset and onerous obligation	(3)	(3)

Net liability	(827)	(674)

Non-current assets	1	—
Non-current liabilities	(828)	(674)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

(£ millions)	Three months ended 30 June 2014 (unaudited)	Year ended 31 March 2014 (audited)
Discount rate	4.4	4.6
Expected rate of increase in compensation level of covered employees	3.8	3.9
Inflation increase	3.3	3.4

Notes (continued)

16	Employee benefits (Continued)

For the valuation at 30 June 2014 and 31 March 2014, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2013) projections and an allowance for long term improvements of 1.25% per annum.

17	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £27 million (31 March 2014: £27 million) against the company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £1,013 million (31 March 2014: £940 million) and £Nil (31 March 2014: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £714 million (31 March 2014: £717 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2014: £Nil) and trade receivables with a carrying amount of £168 million (31 March 2014: £167 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2014: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2014: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2014: £1 million).

18	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to EBITDA and EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

Notes (continued)

18	Capital Management (continued)

The following table summarises the capital of the group:

As at (£ millions)	30 June 2014 (unaudited)	31 March 2014 (unaudited)
Short term debt	173	172
Long term debt	1,833	1,856

Total debt*	2,006	2,028

Equity	6,284	5,864

Total capital (debt and equity)	8,290	7,892

*	Total debt includes finance lease obligations of £17 million (31 March 2014: £18 million).

19	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Ltd which includes Tata Motors Ltd. (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Ltd. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2014		2013
	(unaudited)		(unaudited)
Three months ended 30 June (£ millions)	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent
Sale of products	—	17	—	12
Services received	33	1	28	—
Services rendered	10	—	—	2
Trade and other receivables	18	18	11	7
Accounts payable	26	1	23	—
Dividend paid	—	150	—	150

Compensation of key management personnel

Three months ended 30 June (£ millions)	2014 (unaudited)	2013 (unaudited)
Key management personnel remuneration	6	3

Jaguar Land Rover results for the quarter ended 30 June 2014
11 August 2014

Disclaimer
JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q1 FY15 represents the 3 month period from 1 April 2014 to 30 June 2014
Q1 FY14 represents the 3 month period from 1 April 2013 to 30 June 2013
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
2

Participants
Jaguar Land Rover
Kenneth Gregor
CFO Jaguar Land Rover
Bennett Birgbauer
Treasurer Jaguar Land Rover
C. Ramakrishnan
CFO Tata Motors
3

Agenda
JAGUAR LAND ROVER
Key topics Page
Financial performance 5
Other developments 14
Closing Q&A 17

4

Q1 FY15 financial highlights Strong sales, revenue and profits
JAGUAR LAND ROVER
Retail volumes 115,596 for the quarter, up 22% from prior year, with Jaguar up 12% and Land Rover up 24%
Revenue £5.4bn, up £1.3bn on the prior year
EBITDA £1,087m, up £440m with EBITDA margin of 20.3%, up 4.5ppt from Q1 FY14
PBT of £924m, up £509m on the prior year
Free cash flow of £5m after total investment of £682m, before financing costs
Cash and financial deposits £3.3bn and undrawn long-term committed bank lines £1.3bn
£150m dividend paid to Tata Motors in June 2014
5

Key financial metrics
JAGUAR LAND ROVER
Key metrics - IFRS
Quarter ended 30 June
(£ millions, unless stated)
2014 2013 Change
Retail volumes (‘000 units)
115.6 94.8 20.8
Wholesale volumes (‘000 units)
115.2 90.6 24.6
Revenues
5,353 4,097 1,256
EBITDA (1)
1,087 647 440
EBITDA %
20.3% 15.8% 4.5 ppt
Profit before tax
924 415 509
Profit after tax
693 304 389
Free cash flow
5 (341) 346
Cash
3,301 2,215 1,086
1) EBITDA defined to include revaluation of current assets and liabilities and realised FX and commodity hedges and excludes revaluation of foreign currency debt and unrealised FX and commodity hedges
6

Solid overall performance
JAGUAR LAND ROVER
Land Rover retail volume up 18.8k units (24%) – driven by Range Rover, Range Rover Sport, Evoque and Freelander
Jaguar retail volume up 2.0k units (12%) – reflects the introduction of the new F-TYPE
EBITDA of £1,087m (margin of 20.3%), up £440m (up 4.5ppt) from Q1 FY14, reflecting:
- increased volumes across both brands
- robust market mix, with solid sales in emerging markets
- rich product mix supported by the on-going success of Range Rover Sport, Range Rover and Jaguar F-TYPE
- Offset partially by less favourable foreign exchange, net of realised hedges
PBT of £924m, up £509m reflecting:
- higher EBITDA
- favourable revaluation of foreign currency debt and unrealised hedges
- lower interest expense
- partially offset by higher depreciation and amortisation
PAT of £693m reflects an effective tax rate of 25%
7

Quarterly retail volumes by carline
Total retail sales of 115.6k up 22% overall
JAGUAR
LAND ROVER
Jaguar
– Q1 FY15 vs Q1 FY14
Up 12%
17.5
19.6
0.8
0.9
2.0
3.3
4.5
4.4
10.2
10.9
F-TYPE
XK
XJ
XF
Q1 FY14
Q1 FY15
Land Rover – Q1 FY15 vs Q1 FY14
Up 24%
96.0
12.7
77.3
20.6
11.1
11.4
32.2
27.0
10.3
11.2
13.0
16.2
4.0
3.7
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Freelander
Defender
Q1 FY14
Q1 FY15
Units in ‘000
8

Quarterly retail volumes by geography
JAGUAR
LAND ROVER
UK
Up 15%
16.4
18.9
12.7
14.5
3.7
4.3
Q1 FY14
Q1 FY15
North America
Up 14%
16.2
18.5
11.6
14.5
4.6
4.0
Q1 FY14
Q1 FY15
China
Up 61%
20.4
32.9
16.6
27.0
3.8
5.9
Q1 FY14
Q1 FY15
Q1 FY15
All Other Markets (ROW) 14.0%
UK 16.3%
North America 16.0%
China Region 28.5%
Asia Pacific 5.6%
Europe (ex. Russia) 19.6%
115.6 units
Q1 FY14
Up 13%
20.0
22.6
17.3
20.2
2.7
2.4
Q1 FY14
Q1 FY15
Up 19%
5.4
6.4
4.3
5.2
1.1
1.2
Q1 FY14
Q1 FY15
All other markets
Down (1)%
16.3
16.2
14.7
14.6
1.7
1.6
Q1 FY14
Q1 FY15
All Other Markets (ROW) 17.2%
UK 17.3%
North America 17.1%
China Region 21.6%
Asia Pacific 5.7%
Europe (ex. Russia) 21.1%
94.7 units
Land Rover Jaguar Units in ‘000
9

Income statement
JAGUAR
LAND ROVER
Consolidated income statement - IFRS
Quarter ended 30 June
(£ millions, unless stated)
2014 2013 Change
Revenues 5,353 4,097 1,256
Material cost of sales (3,299) (2,490) (809)
Employee costs (429) (361) (68)
Other (expense) / income (1) (811) (841) 30
Product development costs capitalised 273 242 31
EBITDA (1) 1,087 647 440
Depreciation and amortisation (234) (202) (32)
Debt / unrealised hedges MTM (2) 70 (2) 72
Net finance (expense) / income (3) 1 (28) 29
Profit before tax 924 415 509
Income tax expense (231) (111) (120)
Profit after tax 693 304 389
1) Includes mark to market of current assets and liabilities and realised gains on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt
3) Includes start-up costs for the China JV
10

Strong cash flow to support investment
JAGUAR
LAND ROVER
Consolidated cash flow - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2014 2013 Change
EBITDA 1,087 647 440
Working capital changes (377) (315) (62)
Tax paid (101) (197) 96
Other 11 (19) 30
Cash flow from operations 620 116 504
Investment in fixed and intangible assets (1) (629) (508) (121)
Other (including finance income) 14 51 (37)
Free cash flow (before financing) 5 (341) 346
Investment in financial deposits (225) (35) (190)
Changes in debt 4 (95) 99
Dividend paid (150) (150) -
Finance expenses and fees (26) (46) 20
Net change in cash & cash equivalents (392) (667) 275
1) Includes equity investment in China JV of £72m in Q1 FY15
11

Solid financing structure
JAGUAR
LAND ROVER
Key financial indicators - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2014 2013 Change
Cash and cash equivalents 1,868 1,405 463
Financial deposits 1,433 810 623
Cash and financial deposits 3,301 2,215 1,086
Long term undrawn credit facilities 1,325 795 530
Other undrawn committed facilities 38 140 (102)
Total liquidity 4,664 3,150 1,514
Total equity 6,284 3,690 2,594
Total debt (1,989) (2,068) 79
Net cash 1,312 147 1,165
Total debt/EBITDA (1) 0.5 x 0.8 x 0.3 x
Total debt/equity 0.3 x 0.6 x 0.3 x
1) EBITDA stated on a rolling 12 month basis
12

Agenda
JAGUAR
LAND ROVER
Key topics Page
Financial performance 5
Other developments 14
Closing Q&A 17
13

Exciting new products
JAGUAR
LAND ROVER
Jaguar XE
The world premiere of the all-new Jaguar XE will be held in London on September 8th
New Jaguar XE will go on sale in 2015 and feature a new technology package designed for optimum performance, comfort and control
F-TYPE Project 7
Jaguar’s fastest production car to date, powered by a 5.0-litre supercharged V8 petrol engine (0-60mph in 3.8-sec with a top speed of 186mph)
250 units planned for delivery mid 2015
Discovery Sport
Discovery Sport will be revealed globally on September 3rd
Discovery Sport is the first member of the new Land Rover Discovery family and will go on sale in 2015
14

Summary
JAGUAR
LAND ROVER
Very strong performance in Q1 FY15
For the remainder of 2014/15 fiscal year, continue to:
- build on the sales momentum of the two brands
- prepare for launch of the new Discovery Sport, Jaguar XE, Ingenium family of 2.0 litre engines in new engine plant and new China JV manufacturing plant
- invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally
- monitor economic and sales trends closely to balance sales and production
- generate robust operating cash flows to support investment in the region of £3.5-3.7bn in FY15
15

Agenda
JAGUAR
LAND ROVER
Key topics Page
Financial performance 5
Looking ahead / other developments 15
Closing Q&A 17
16

Q&A
11 August 2014

Additional slides
11 August 2014

Quarterly Wholesale volumes by carline Wholesales of 115.2k up 27% overall
Jaguar – Q1 FY15 vs Q1 FY14
Up 5%
18.6
19.6
0.7
1.2
3.2
3.8
4.8
4.3
10.0
10.3
F-TYPE
XK
XJ
XF
Land Rover – Q1 FY15 vs Q1 FY14
Up 33%
72.0
10.3 6.7 27.0 11.2 13.4 3.4
95.6 13.8 19.6 31.6 10.2 16.3 4.0
Q1 FY14
Q1 FY15
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Freelander
Defender
Units in ‘000

Quarterly wholesale volumes by geography
JAGUAR LAND ROVER
UK
Up 13%
16.3 12.2 4.1 QY FY14
18.3 14.2 4.1 QY FY15
North America
Up to 23%
14.7 9.9 4.7 Q1 FY14
18.1 14.7 3.4 Q1 FY15
China
Up to 77%
19.2 15.4 3.8 Q1 FY14
34.0 27.2 6.8 Q1 FY15
Q1 FY15
All Other Markets (ROW) 15.9%
UK 15.7%
North America 14.7%
China Region 29.5%
Asia Pacific 6.0%
Europe (ex. Russia) 18.1%
115.2 units
Europe
Up 16%
18.0 15.1 2.9 QY FY14
20.9 18.6 2.3 QY FY15
Asia Pacific
Up 17%
5.9 4.8 1.1 QY FY14
6.9 5.7 1.1 QY FY15
All other markets
Up 2%
16.6 14.6 1.9 QY FY14
17.0 15.2 1.8 QY FY15
QY FY14
All Other Markets (ROW) 18.3%
UK 17.9%
North America 16.2%
China Region 21.2%
Asia Pacific 6.5%
Europe (ex. Russia) 19.8%
90.6 units
Land Rover Jaguar Units in ‘000

Product and other investment
JAGUAR LAND ROVER
Key financial indicators - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2014 2013 Change
R&D expense
Capitalised 273 242 31
Expensed 53 50 3
Total R&D expense 326 292 34
Investment in tangible and other intangible assets (1) 356 266 90
Total product and other investment 682 558 124
Of which capitalised 629 508 121
1) Includes equity investment in China JV of £72m in Q1 FY15
21